United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Spotify Technology S.A.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

L8681T102
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L8681T102	Schedule 13G	Page 1 of 8

1	NAMES OF REPORTING PERSONS
Martin Lorentzon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
45,102

	6	SHARED VOTING POWER
21,469,762

	7	SOLE DISPOSITIVE POWER
45,102

	8	SHARED DISPOSITIVE POWER
21,469,762

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,514,864

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. L8681T102	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Amaltea S.à r.l

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,469,762

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,469,762

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,469,762

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Luxembourg Limited Liability Company)

CUSIP No. L8681T102	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS
Rosello Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,469,762

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,469,762

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,469,762

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. L8681T102	Schedule 13G	Page 4 of 8

ITEM 1.	(a)	Name of Issuer:

Spotify Technology S.A. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Martin Lorentzon
Amaltea S.à r.l. (“Amaltea”)
Rosello Company Limited (“Rosello”)

	(b)	Address or Principal Business Office:

The business address for Martin Lorentzon is 42-44, avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg, for Amaltea is 18 rue de l’Eau, 1449 Luxembourg and for Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.

	(c)	Citizenship of each Reporting Person is:

Martin Lorentzon is a citizen of Sweden, Amaltea is organized under the laws of Luxembourg and Rosello is organized under the laws of the Republic of Cyprus.

	(d)	Title of Class of Securities:

Ordinary Shares, €0.000625 par value per share (“Ordinary Shares”).

	(e)	CUSIP Number:

L8681T102

ITEM 3.
Not applicable.

CUSIP No. L8681T102	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The following sets forth, as of the date of this Schedule 13G, the aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 193,293,269 Ordinary Shares outstanding as of December 31, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Martin Lorentzon	21,514,864	11.1%	45,102	21,469,762	45,102	21,469,762
Amaltea S.à r.l.	21,469,762	11.1%	0	21,469,762	0	21,469,762
Rosello Company Limited	21,469,762	11.1%	0	21,469,762	0	21,469,762

Rosello holds 21,469,762 Ordinary Shares. Amaltea is the sole shareholder of Rosello, and Martin Lorentzon is the sole shareholder of Amaltea. As a result, each of Amaltea and Martin Lorentzon may be deemed to share beneficial ownership of the Ordinary Shares held by Rosello.

In addition, Mr. Lorentzon owns 6,383 Ordinary Shares and may be deemed to beneficially own 38,719 Ordinary Shares underlying stock options that are currently exercisable or will become exercisable within 60 days of December 31, 2022.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. L8681T102	Schedule 13G	Page 6 of 8

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. L8681T102	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2023

/s/ Martin Lorentzon
Martin Lorentzon

Amaltea S.à r.l.

	By:	/s/ Pär Ceder
	Name:	Pär Ceder
	Title:	Director

Rosello Company Limited

	By:	/s/ Pär Ceder
	Name:	Pär Ceder
	Title:	Director

CUSIP No. L8681T102	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed).